Registrant: TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Contact:

Kenneth W. Reitz

General Counsel

Office: 704-988-4455

E-mail: kreitz@tiaa.org

March 23, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deborah Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Insurance Company (“Registrant”)
New Registration of previously registered Form S-1 Annuity Contract
Former Registration File No. 333-187638
Investment Horizon Annuity Contract

Dear Commissioners and Ms. Skeens:

Form S-1 annuity contracts must be reregistered every three years. Today, Registrant is submitting a new Initial Registration for the Investment Horizon Annuity contract. This contract was previously registered as File No. 333-187638. Today’s new registration includes only minimal changes from Registration No. 333-187638 – primarily annual update changes. A courtesy copy marked to show changes from Registration No. 333-187638 is being provided to Ms. Skeens by e-mail. This new Initial Registration is intentionally incomplete, since Registrant will not have requisite 2015 audited financial statements and certain updated information until mid-April. Registrant intends to submit a pre-effective amendment to complete the new Registration.

Registrant requests an accelerated effective date of May 1, 2016 for this new Initial Registration of the Investment Horizon Annuity.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

Annual update changes

Changes in this new Initial Registration of the Investment Horizon Annuity from Registration No. 333-187638 are limited to annual updated information and a few minor corrections. Incomplete information, such as updated financial statements, will be provided in a pre-effective amendment prior to May 1, 2016.

A courtesy marked copy of these changes and a copy of this letter was provided to Ms. Skeens by e-mail on the date of this letter.

All other provisions to the contract prospectus remain unchanged from the prospectus currently in use as Registration No. 333-187638.

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WE REQUEST ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION TO MAY 1, 2016.

If you have any question concerning this filing, please contact our Associate General Counsel, Nathaniel Kunkle, by telephone at (704) 988-0371 or by e-mail at nathaniel.kunkle@tiaa.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz

General Counsel

TIAA-CREF Life Insurance Company